Filed by Ready Capital Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Ready Capital Corporation
Commission File No.: 001-35808



UDF IV – Ready Capital Merger

You Control the Future of Your Investment in UDF IV – Support the Ready Capital Merger to Enhance the Value of your Investment

Vote FOR the Merger Ahead of the March 4, 2025 Special Meeting of Shareholders

HOW TO VOTE

DOWNLOADS: Proxy Cover Letter Proxy Statement Merger Press Release Merger Investor Presentation

On December 2, 2024, United Development Funding IV ("UDF IV" or the "Trust") announced that it has entered into an agreement to be acquired by Ready Capital Corporation (NYSE:RC) ("Ready Capital"), a leading multi-strategy real estate finance company. **Based on Ready Capital's closing share price on November 29, 2024, UDF IV shareholders may receive up to $5.89 per share in value as a result of the merger with Ready Capital.**

Vote Today to Ensure that You Receive the Compelling Value we Expect this Merger Will Provide

The Special Meeting of Shareholders ("Special Meeting") will take place on March 4, 2025 at 11:00 am EST. The merger is expected to close in the first half of 2025, subject to the approval of UDF IV shareholders and other customary closing conditions.

> "This merger marks an exciting milestone for UDF IV that will provide significant value and liquidity to our shareholders. The merger enables us to make a meaningful cash distribution to our shareholders, who will also benefit from ownership in a scaled, diversified and publicly traded industry leader."
>
> *James Kenney*
> *Managing Trustee and Chief Executive Officer of UDF IV*

Your UDF IV Board of Trustees unanimously recommends that shareholders vote "FOR" the merger.

HOW TO VOTE

Significant Value for UDF IV Shareholders

In connection with the merger, in exchange for each share of UDF IV that you hold immediately prior to the effective time of the merger, you will receive:

Pre-closing cash distributions
Up to $2.44 per UDF IV share, paid from the Trust's cash balance, totaling up to $75 million in the aggregate. These per share and aggregate distribution amounts include the distribution of $0.065 per share, or approximately $2 million in the aggregate, declared by the Trust in December 2024. Notably, UDF IV had approximately $90 million in cash as of January 8, 2025.

Shares of Ready Capital common stock
0.416 shares of Ready Capital common stock to be issued by Ready Capital at the time the merger closes. These Ready Capital shares have an implied value of $94 million in the aggregate, or $3.07 per UDF IV share, based on Ready Capital's closing share price on November 29, 2024. The implied value of this stock consideration will fluctuate based on any changes in the market price of Ready Capital common stock prior to the closing of the merger. Based on Ready Capital's closing share price on January 3, 2025 and the number of UDF IV shares outstanding on that date, this stock consideration has an implied value of $89 million in the aggregate, or $2.89 per UDF IV share.

Contingent Value Rights (CVRs)
0.416 CVRs to be issued by Ready Capital at the time the merger closes, which may generate payments totaling up to $12 million in the aggregate, or up to $0.38 per UDF IV share. These payments will be made in the form of additional shares of Ready Capital common stock and may be made over a period of several years.

Anticipated Benefits to UDF IV Shareholders from the Merger

We believe the Ready Capital merger will provide UDF IV shareholders with immediate value and potential long-term upside:

Meaningful Upfront Pre-Closing Cash Distributions.
The merger will facilitate significant cash distributions to UDF IV shareholders, estimated to be up to $2.44 per share between December 2, 2024 and closing. This amount includes the distribution of $0.065 per share declared by the Trust in December 2024.

Provides NYSE-Listed Shares of Stock and Upside Potential.
As owners of Ready Capital shares, UDF IV shareholders would own a NYSE-listed stock with a 10-day average daily trading volume of 2.0 million shares and a current dividend yield of 14.6% as of January 7, 2025.

Future CVR Potential.
Provides opportunity for UDF IV shareholders to receive contingent payments of Ready Capital shares and aligns incentives to generate further value from selected assets in the UDF IV portfolio.

Enhanced Platform, Greater Diversification and Added Expertise.
Enables UDF IV shareholders to benefit, through ownership of Ready Capital shares, from an efficient, scalable operating platform, a diversified business model, exposure to an existing broad pool of real estate debt investments, and access to the extensive expertise and resources of Ready Capital's external manager, Waterfall.

United Development Funding IV

2201 W Royal Lane, Suite 240
Irving, Texas 75063

Investor Relations:
1 (800) 859-9338
investorrelations@umth.com

Media Relations:
mediarelations@umth.com

If you have any questions or require any assistance voting your shares, please contact our proxy solicitor:

Innisfree M&A Incorporated
1 (877) 750-9496
(toll-free from the U.S. and Canada)

+1 (412) 232 3651
(from other countries)

UDF IV

HOME FAQ RESOURCES CONTACT US HOW TO VOTE


FAQ

How do I vote?

You can vote by phone, mail or electronically.

- **Vote by Phone:** On your proxy card or voting instruction form, locate your control number and call the phone number indicated. Follow the easy instructions to submit your vote.
- **Vote by Mail:** Mark, sign, date and then return the proxy card or voting instruction form in the postage-paid envelop provided.
- **Vote Electronically:** On your proxy card or voting instruction form, locate your control number and access the website indicated. Follow the easy online instructions to submit your vote.

If you have questions or require any assistance voting your shares, please contact our proxy solicitor Innisfree M&A Incorporated at +1 (877) 750 – 9496 (toll-free from the U.S. and Canada) or +1 (412) 232 – 3651 (from other countries).

When is the deadline to vote?

All votes must be received before the conclusion of the Special Meeting on March 4, 2025. That said, certain brokers may have earlier voting deadlines and we encourage you to confirm any deadlines and vote well ahead of the Special Meeting in order to ensure your vote is counted.

When is the Special Meeting?

The Special Meeting is scheduled for March 4, 2025 at 11:00 am EST.

Whom should I contact with questions?

If you have questions or require any assistance voting your shares, please contact our proxy solicitor Innisfree M&A Incorporated at +1 (877) 750 – 9496 (toll-free from the U.S. and Canada) or +1 (412) 232 – 3651 (from other countries).

What will UDF IV shareholders receive in the Ready Capital merger?

The merger will provide significant upfront value and liquidity to our shareholders as well as ownership in a scaled, diversified NYSE-listed company with upside potential.

- **Pre-closing cash distributions.** Up to $2.44 per UDF IV share, paid from the Trust's cash balance, totaling up to $75 million in the aggregate. These per share and aggregate distribution amounts include the distribution of $0.065 per share, or approximately $2 million in the aggregate, declared by the Trust in December 2024. Notably, UDF IV had approximately $90 million in cash as of January 8, 2025.
- **Shares of Ready Capital common stock.** 0.416 shares of Ready Capital common stock to be issued by Ready Capital at the time the merger closes. These Ready Capital shares have an implied value of $94 million in the aggregate, or $3.07 per UDF IV share, based on Ready Capital's closing share price on November 29, 2024. The implied value of this stock consideration will fluctuate based on any changes in the market price of Ready Capital common stock prior to the closing of the merger. Based on Ready Capital's closing share price on January 3, 2025 and the number of UDF IV shares outstanding on that date, this stock consideration has an implied value of $89 million in the aggregate, or $2.89 per UDF IV share.
- **Contingent Value Rights (CVRs).** 0.416 CVRs to be issued by Ready Capital at the time the merger closes, which may generate payments totaling up to $12 million in the aggregate, or up to $0.38 per UDF IV share. These payments will be made in the form of additional shares of Ready Capital common stock and may be made over a period of several years.

What are the benefits of this merger for UDF IV shareholders? Why is this good for me?

The Ready Capital merger will provide shareholders with immediate value and potential long-term upside:

- **Meaningful Upfront Pre-Closing Cash Distributions.** The merger will facilitate significant cash distributions to UDF IV shareholders, estimated to be up to $2.44 per share between December 2, 2024 and closing. This amount includes the distribution of $0.065 per share declared by the Trust in December 2024.
- **Provides NYSE-Traded Shares of Stock and Upside Potential.** As owners of Ready Capital shares, UDF IV shareholders would own a NYSE-listed stock with a 10-day average daily trading volume of 2.0 million shares and a current dividend yield of 14.6% as of January 7, 2025.
- **Future CVR Potential.** Provides opportunity for UDF IV shareholders to receive contingent payments of Ready Capital shares and aligns incentives to generate further value from selected assets in the UDF IV portfolio.
- **Enhanced Platform, Greater Diversification and Added Expertise.** Enables UDF IV shareholders to benefit, through ownership of Ready Capital shares, from an efficient, scalable operating platform, a diversified business model, exposure to an existing broad pool of real estate debt investments, and access to the extensive expertise and resources of Ready Capital's external manager, Waterfall.

Will there be a lockup period on the RC shares, or will they be freely tradeable if I choose to sell?

The shares of Ready Capital common stock issued to UDF IV shareholders will not be subject to a lockup and will be transferable if you elect to sell.

How soon do shareholders expect to see the proceeds from the merger after the deal is shareholder approved?

Closing is expected to occur in the first half of 2025 shortly after the merger is approved by UDF IV shareholders and the other conditions to closing are satisfied. After closing, UDF IV shareholders will receive a letter of transmittal from the Exchange Agent. You will need to return a duly completed and validly executed letter of transmittal to the Exchange Agent, and such other customary documents as may be required by the Exchange Agent, in order to receive your pro rata share of the Ready Capital common stock and CVRs in connection with the Merger (the "Merger Consideration").

Will the cash and RC stock be paid to shareholders at the same time, or will the separate components be paid at different times?

The special dividend to be declared and paid by UDF IV in connection with the Merger will be declared prior to the closing. As a result, UDF IV shareholders are expected to receive the special dividend before they receive the Merger Consideration.

Will the CVRs be transferrable if I sell my RC stock position, or will I retain the CVRs and the potential future payout even if I sell my shares?

The CVRs you receive generally will not be transferrable, except for certain permitted transfers set forth in the CVR Agreement. Permitted transfers include, among others, a transfer of CVRs (a) by will or intestacy upon the death of the holder; (b) (to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the settlor or (c) pursuant to a court order.



How to Vote

Your vote is important

Voting is quick and easy. Vote well in advance of the Special Meeting of Shareholders on March 4, 2025 at 11:00 am EST.

Call:

On your proxy card or voting instruction form, locate your control number and call the phone number indicated. Follow the easy instructions to submit your vote.

Mail:

Mark, sign, date and then return the proxy card or voting instruction form in the postage-paid envelop provided. Please be careful to mark "FOR" the merger.

Electronically

On your proxy card or voting instruction form, locate your control number and access the website indicated. Follow the easy online instructions to submit your vote.

United Development Funding IV

2201 W Royal Lane, Suite 240
Irving, Texas 75063

Investor Relations:
1 (800) 859-9338
investorrelations@umth.com

Media Relations:
mediarelations@umth.com

If you have any questions or require any assistance voting your shares, please contact our proxy solicitor:

Innisfree M&A Incorporated
1 (877) 750-9496
(toll-free from the U.S. and Canada)

+1 (412) 232 3651
(from other countries)


Resources

Press Releases

DECEMBER 2, 2024

Ready Capital and United Development Funding IV Announce Definitive Agreement for Ready Capital to Acquire United Development Funding IV

DOWNLOAD PDF

Proxy Materials

JANUARY 8, 2025

UDF IV - Ready Capital Merger Proxy Statement / Prospectus

DOWNLOAD PDF

Shareholder Letters

JANUARY 9, 2025

UDF IV Transaction Shareholder Letter

DOWNLOAD PDF

UDF IV

HOME FAQ RESOURCES CONTACT US HOW TO VOTE


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United Development Funding IV

2201 W Royal Lane, Suite 240
Irving, Texas 75063

Investor Relations:
1 (800) 859-9338
investorrelations@umth.com

Media Relations:
mediarelations@umth.com

If you have any questions or require any assistance voting your shares, please contact our proxy solicitor:

Innisfree M&A Incorporated
1 (877) 750-9496
(toll-free from the U.S. and Canada)

+1 (412) 232 3651
(from other countries)